MERICOL, INC.

5795 Ave. Decelles, Ste. 511

Montreal, QC H3S2C4, Canada

Telephone: 514.963.63.39

E-mail: mericol.inc@gmail.com

June 24, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Susan Block, Ms. Sonia Bednarowski, Mr. Patrick Kuhn and Ms. Lyn Shenk

Re: Mericol, Inc.

Registration Statement on Form S-1/A,

Filed on June 9, 2011

Filing No. 333-173972

Dear Ms. Susan Block and Ms. Sonia Bednarowski:

Further to your letter dated June 23, 2011, concerning the deficiencies in Registration Statement on Form S-1/A filed on June 9, 2011, we provide the following responses:

Calculation of Registration Fees, page 2

1.SEC Comment: We note your response to our prior comment 1. Please advise to clarify which subsection of Rule 457 you did calculate the fee under.

Response: In response to this comment the company clarified which subsection of Rule 457 we calculated the fee under. Please refer to page 2 of the document:

[1]    Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 (a) and (o) under the Securities Act.

Outside Front Cover Page of Prospectus, page 3

2. SEC Comment: We note your response to our prior comment 4. Please refer to the second to last paragraph. Please remove the second to fifth sentences, beginning with “Accordingly, if we file for bankruptcy …” through the sentence that begins, “If that happens, you will lose your investment …”, as that is not responsive to Item 501 of Regulation S-K.

Response: In response to this comment the company removed the second to fifth sentences, beginning with “Accordingly, if we file for bankruptcy …” through the sentence that begins, “If that happens, you will lose your investment …”.

Prospectus Summary, page 5

Mericol, Inc, page 5

3. SEC Comment: Please remove the footnotes throughout with the citations to the Wikipedia website.

Response:  In response to this comment the company removed the footnotes throughout with the citations to the Wikipedia website.

4. SEC Comment:  Please revise to state where you intend to offer your services.

Response:  In response to this comment the company revised to clarify where we intend to offer our services. Please refer to page 5 of the Prospectus:

We are a Montreal-based company and intend to provide 3D printing services first in Canada and later, assuming available funds, in North America.

5. SEC Comment: We note your response to our prior comment 8 and reissue.  Please state that is your belief that three-dimensional printing technologies are “more affordable and easier to use than other additive manufacturing technologies.”

Response:  In response to this comment the company revised its disclosure as requested. Please refer to page 5 of the Prospectus:

We believe that 3D printers are generally faster, more affordable and easier to use than other additive manufacturing technologies.

The Offering, page 6

6. SEC Comment:  Under “Duration of the Offering”, please clarify that the offering shall terminate on the earlier of when the offering period ends (180 days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days) or the two other situations you have disclosed here. Similarly revise under “Offering period and Expiration Date”, at page 19.

Response: In response to this comment we revised our disclosure on pages 5 and 19 of the prospectus:

The offering shall terminate on the earlier of (i) when the offering period ends (180 days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days), (ii) the date when the sale of all 6,000,000 shares is completed, (iii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 6,000,000 shares registered under the Registration Statement of which this Prospectus is part.

Risk Factors, page 8

7. SEC Comment: We note your response to our prior comment 12 and reissue in part. Please add a risk factor that discusses the risks caused by the current economic condition and how it may affect your ability to obtain financing as you disclose that you will require additional financing to complete your plan of operation.

Response: In response to this comment the company added a risk factor that discusses the risks caused by the current economic condition and how it may affect our ability to obtain financing.

Current unfavorable economic condition may adversely affect our ability to obtain financing.

We are susceptible to adverse Canadian and U.S. economic and market conditions, including the challenging economic conditions that have prevailed and continue to prevail in Canada, U.S.A and worldwide. The recent turmoil in the financial markets has resulted in dramatically higher borrowing costs which have made it more difficult for many companies to obtain credit and fund their operations. The credit market crisis, continued global economic and market turmoil may adversely affect our ability to obtain financing and negatively impact our business.

Use of Proceeds, page 15

8. SEC Comment: Please revise the opening paragraph to clarify that the following table also sets forth the use of proceeds if 25% and 75% of securities are sold.

Response: In response to the comment the company revised the opening paragraph to clarify that the following table also sets forth the use of proceeds if 25% and 75% of securities are sold:

The following table sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, of the securities offered for sale by the Company.

9. SEC Comment: Please revise to clarify what you mean by “full funding” on page 15. In this regard, we note your disclosure on page 5, that you will need to obtain additional financing in order to complete your business plan. Please discuss the need for any additional funding in your Plan of Operation section.

Response: In response to this comment we revised to clarify what we mean by “full funding” on page 15.

If necessary, Sergiu Pojoga, our sole officer and director, has verbally agreed to loan the company funds to complete the registration process, but we will require minimum 50% of securities offered for the sale in this offering to be sold ($30,000) to fund our planned operations for the 12-month period.

Management Discussion and Analysis or Plan of Operation, page 20

10. SEC Comment: Please reconcile your disclosure in the fourth paragraph of this section that if you sell 50% of securities offered for the sale in this offering, the proceeds will satisfy cash requirements for 12 months and that, if you sell 100% of the shares in this offering, you believe the money will last for more than a year and also provide funds for growth strategy with your disclosure on page 5 that you will need to obtain additional financing in order to complete your business plan.

Response: In response to this comment the company reconciled its disclosure throughout the prospectus as required.

Plan of Operation, page 21

11. SEC Comment: We note your disclosure on page 20 that, if you sell 100% of the shares in this offering, you will have funds to develop and penetrate new products, services and markets. Please revise to disclose your plan for penetrating new products, services and markets, including a timeline and the cost of such activities and any necessary financing. If financing is not currently available, please state that.

Response: In response to this comment we revised our disclosure to remove the reference regarding the company penetrating new products, services and markets.

Set up Office, Time Frame:3rd-5th months. Minimum cost $2,000, page 22

12. SEC Comment: We note your response to our prior comment 28 and reissue in part. Please revise this section to clarify how this step in your plans of operations and the associated costs will change in the event you sell all of the shares offered. For example, please disclose of you would rent a larger office and/or purchase additional equipment.

Response: In response to this comment the company revised this section to clarify how this step in our plans of operations and the associated costs will change in the event we sell all of the shares offered:

Set up Office. Time Frame: 3rd-5th months. Minimum cost $2,000.

In third month after completion of our offering we plan to set up office in Canada and acquire the necessary equipment to begin operations. We believe that it will cost at least $2,000 to set up office and obtain the necessary equipment to begin operations. If we sell at least 75% of the shares offered we will spend $5,000 to set-up our office, which will be larger and in better location. It will also allow us to purchase more expansive office furnishings and equipment. Our sole officer and director will handle our administrative duties.

Purchase PCs, Software and 3D printer. Time Frame: 5th-6th. Estimated cost $15,500

13. SEC Comment: Please revise the title of this section to clarify that $15,500 is the minimum cost for the computers, software and 3D printer or advise.

Response: In response to this comment the company revised the title of this section to clarify that $15,500 is the minimum cost for the computers, software and 3D printer.

Purchase PCs, Software and 3D printer. Time Frame: 5th-6th. Minimum cost $15,500.

After our office is established we intend to purchase computers, software and 3D printer necessary for our business. Purchase costs of 2 computers we plan on acquiring will be approximately $2,000; cost of 3D printer is estimated to be about $9,000 and software will cost approximately $4,500. If we sell 100% of the shares offered we will purchase latest version of PCs and 3D printer that will cost $4,000 and $11,000 accordingly.

Commence Marketing Campaign. Time Frame: 8th-12th months. Minimum cost $1,500

14. SEC Comment: We note your disclosure on page 28 regarding your intention to market and advertise your product on your website and your intention to promote your website by displaying it on your promotion materials. Please discuss your plans to market and advertise your product on your website, including a timeline and estimated costs of these plans.

Response: In response to this comment the company discussed its plans to market and advertise its product on its website, including a timeline and estimated costs of these plans.

Commence Marketing Campaign. Time Frame: 8th-12th months. Minimum cost $1,500

We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to acquire potential customers. We will market and advertise our product on our web site. We intend to attract traffic to our website by a variety of online marketing tactics such as registering with top search engines using selected key words (meta tags) and utilizing link and banner exchange options.  We intend to promote our website by displaying it on our promotion materials. We also  expect  to get  new  clients  from  "word  of  mouth" advertising  where our new  clients will  refer  their  colleagues to us. We will encourage such advertising by rewarding person who referred new clients to us. We will offer our existing clients 3-5% of the net profits realized from successful referrals.

Business, page 26

Revenues, page 29

15. SEC Comment: We note your disclosure on page 29 that regarding the cost of sterling silver. However, on page 26, you disclose that fused deposition modeling creates models by depositing heated plastic layer-by-layer to form the desired shape. Please advise.

Response: In response to this comment the company removed its disclosure on page 29 regarding the cost of sterling silver:

The price of the order will be mostly determined by the material used to print the product in 3D and the size of order. Materials are usually priced per cubic inch and cost approximately  USD$3.75 for White Strong and do not include our intended mark-up of 30-40%.

Agreement, page 30

16. SEC Comment: Please revise to clarify whether you have agreed to complete the order by the specific time.

Response: In response to this comment the company revised to clarify whether we have agreed to complete the order by the specific time.

We estimate that we need to raise $ 30,000 in this offering to complete the order. The agreement does not have a termination date and it is not conditioned upon the closing of the offering. We have no agreement to complete the order by the specific time.

Certain Transactions, page 38

17. SEC Comment: Please reconcile your disclosure on page 38 that the amount borrowed from Mr. Pojoga is not due on demand with your disclosure on page 47 that such amount is due on demand.

Response: In response to this comment the company revised its disclosure on page 38 that the amount borrowed from Mr. Pojoga is not due on demand with our disclosure on page 47 that such amount is due on demand.

Please direct any further comments or questions you may have to the company's attorney, Stepp Law Corporation at:

Stepp Law Corporation

15707 Rockfield Boulevard, Suite 101

Irvine, California 92618

Phone: (949) 660-9700

Fax: (949) 660-9010

Thank you.

Sincerely,

/S/ Sergiu Pojoga

Sergiu Pojoga, President